EXHIBIT INDEX


Exhibit A: Attachment to item 77B:
           Accountants report on internal control

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Exhibit A:
Report of Independent Accountants
To the Board of Trustees of the BlackRock Funds:

In planning and performing our audit of the financial statements and financial highlights of the BlackRock Funds, consisting of the Money Market, U.S. Treasury Money Market, Municipal Money Market, New Jersey Municipal Money Market, North Carolina Municipal Money Market, Ohio Municipal Money Market, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, High Yield Debt, Low Duration Bond, Intermediate Government Bond, Intermediate Bond, Core Bond, Government Income, Managed Income, Multi-Sector Mortgage Securities Portfolio III, International Bond, Tax-Free Income, Pennsylvania Tax-Free Income, New Jersey Tax-Free Income, Ohio Tax-Free Income, Kentucky Tax-Free Income, Delaware Tax Free Income, GNMA, BlackRock Strategic Portfolio I, Large Cap Value Equity, Large Cap Growth Equity, Mid Cap Value Equity, Mid Cap Growth Equity, Small Cap Value Equity, Small Cap Growth Equity, Micro-Cap Equity, Select Equity, Index Equity, International Equity, International Emerging Markets, International Small Cap Equity and Balanced Portfolios (hereinafter collectively referred to as the "Fund") for the year ended September 30, 1999, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and financial highlights and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements and financial highlights for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal controls, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements and financial highlights being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls over safeguarding securities, that we consider to be material weaknesses as defined above as of September 30, 1999.

This report is intended solely for the information and use of management, the Board of Trustees of the Fund and the Securities and Exchange Commission.


PricewaterhouseCoopers LLP
November 15,1999


PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia PA 19103
Telephone (215) 963 8000
Facsimile (215) 963 8700